UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

Commission File Number: 001-38631

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

22F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China 100016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

As previously disclosed, on August 25, 2021, Glory Star New Media Group Ltd. (the “Company”) entered into a subscription Agreement (“Subscription Agreement”) with one institutional investor pursuant to which the Company agreed to sell up to a total of 2,857,142 ordinary shares (“Ordinary Shares”) and warrants to purchase up to 2,857,142 Ordinary Shares for total gross proceeds of up to approximately $10,000,000. Each Ordinary Share sold in the offering will be accompanied by a warrant (“Warrant”) exercisable to purchase one Ordinary Share at an exercise price of $4.40 per share. Each Ordinary Share and accompanying Warrant are being sold at a fixed combined purchase price of $3.50. Each Warrant will be exercisable immediately, and will expire on the first anniversary of the date of issuance. The purchase of the Ordinary Shares and Warrants will occur in tranches at the election of the investor, provided, however, that a minimum of $1,000,000 in Ordinary Shares and Warrants must be purchase for each tranche. The investor must purchase all $10,000,000 in Ordinary Shares and Warrants by September 30, 2021.

Pursuant to the Subscription Agreement, on August 30, 2021, the investor purchased $2,000,000 in Ordinary Shares and Warrants for the first tranche representing 571,428 Ordinary Shares and Warrants to purchase 571,428 Ordinary Shares. However, as of September 30, 2021, the investor has not elected to purchase the remaining Ordinary Shares and Warrants under the Subscription Agreement.

The information set forth in this Report on Form 6-K, including the exhibits hereto are hereby incorporated by reference into the registration statement on Form F-3 (File No. 333-248554), filed by the Company with the U.S. Securities and Exchange Commission (“SEC”) on September 2, 2020 and declared effective on September 14, 2020, including any prospectuses forming a part of such registration statement, each as filed with the SEC, to the extent not superseded by documents or reports subsequently filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Glory Star New Media Group Holdings Limited

	By:	/s/ Bing Zhang
	Name:	Bing Zhang
	Title:	Chief Executive Officer

Dated: October 1, 2021

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